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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 22 2017
15 REGISTRATIONS BRANCH

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37056

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-16 (MM/DD/YY) AND ENDING 12-31-16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DesPain Financial Corp

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

502 West Main Street
(No. and Street)

Collinsville (City) IL (State) 62234 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald H. DesPain 618.344.1809 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McCoy's Associates LLC
(Name – *if individual, state last, first, middle name*)

16 Emerald (Address) Swansea (City) IL (State) 62226 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OMB

OATH OR AFFIRMATION

I, Donald H. DesPain, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DesPain Financial Corporation, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Donald H. DesPain
Signature

President
Title

Notary Public

OFFICIAL SEAL
JOHN L BITZER
NOTARY PUBLIC - STATE OF ILLINOIS
My Commission Expires Dec. 20, 2020

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DESPAIN FINANCIAL CORPORATION

Financial Statements and Supplementary Information

Year ended December 31, 2016

CONTENTS

McCoy & Associates, LLC
Certified Public Accountants and Consultants
16 Emerald Terrace
Swansea, IL 62226
Telephone (618) 257-1200
Fax (618) 257-1202

Report of Independent Registered Public Accounting Firm

DESPAIN FINANCIAL CORPORATION, its Directors, and Stockholder:

We have audited the accompanying statement of financial condition of DESPAIN FINANCIAL CORPORATION (the Company) as of December 31, 2016 and the related statements of income and comprehensive income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the of DESPAIN FINANCIAL CORPORATION as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Schedules I, II, and III is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II, and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the information in Schedules I, II, and III. In forming our opinion on the information in Schedules I, II, and III we evaluated whether the information in Schedules I, II, and III, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the information in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

McCoy & Associates, LLC

McCoy & Associates, LLC
Swansea, Illinois
February 27, 2017

DESPAIN FINANCIAL CORPORATION
STATEMENT OF FINANCIAL CONDITION
December 31, 2016

ASSETS

Cash	$ 107,558
Commissions receivable	40,658
Cash surrender value of life insurance	19,291
Available-for-sale securities, at fair value	103,276
Other assets	5,049
Deferred income taxes	800
	$ 276,632

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accrued commissions payable	$ 7,574
Income taxes payable	-
	7,574
Stockholder's Equity:	
Common stock, $1 par value, authorized 1,000 shares, 100 shares issued and outstanding	100
Additional paid-in capital	11,327
Retained earnings	254,009
Accumulated other comprehensive income	3,622
Total stockholder's equity	269,058
	$ 276,632

The accompanying notes are an integral part of these financial statements.

DESPAIN FINANCIAL CORPORATION
STATEMENT OF INCOME AND COMPREHENSIVE INCOME
Year Ended December 31, 2016

Revenues:		
Commissions	$	567,727
Investment income		4,524
		572,251
Expenses:		
Commissions		111,804
Occupancy		42,000
Office expense and other		623
Regulatory fees		7,746
Professional fees		9,768
Referral fees		387,500
		559,441
Income from operations before income taxes		12,810
Provision for income taxes		(2,351)
Net income		10,459
Other comprehensive income, net of tax:		
Unrealized gain on investments		6,754
Other comprehensive income		6,754
Comprehensive income	$	17,213

The accompanying notes are an integral part of these financial statements.

DESPAIN FINANCIAL CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year Ended December 31, 2016

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholder's Equity
BALANCE AT JANUARY 1, 2016	$ 100	$ 11,327	$ 243,550	$ (3,132)	$ 251,845
Net income (loss)	-	-	10,459	-	10,459
Other comprehensive income (loss)	-	-	-	6,754	6,754
BALANCE AT DECEMBER 31, 2016	$ 100	$ 11,327	$ 254,009	$ 3,622	$ 269,058

The accompanying notes are an integral part of these financial statements.

DESPAIN FINANCIAL CORPORATION
STATEMENT OF CASH FLOWS
Year Ended December 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	10,459
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Increase in cash surrender value of life insurance policy	(735)
(Increase) decrease in operating assets:	
Commissions receivable	3,502
Other assets	(4,110)
Increase (decrease) in operating liabilities:	
Accrued commissions payable	(1,721)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	7,395
NET INCREASE (DECREASE) IN CASH	7,395
CASH AT BEGINNING OF YEAR	100,163
CASH AT END OF YEAR	$ 107,558
CASH PAID DURING THE YEAR FOR:	
Interest paid	$ -
Income taxes	$ 6,426

The accompanying notes are an integral part of these financial statements.

NOTE A – ORGANIZATION AND NATURE OF BUSINESS

DESPAIN FINANCIAL CORPORATION (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is an Illinois Corporation established October 29, 1986, operated from Collinsville, Illinois. The U.S. dollar ($) is the functional currency of the Company.

The Company offers mutual funds and variable annuity contracts on an application-way basis. The Company also offers its clients the ability to open general securities accounts through a clearing broker-dealer.

With respect to this activity, the Company promptly forwards all funds and securities received and does not otherwise hold funds or securities for, or owe money or securities to, customers and does not otherwise carry customer accounts. Accordingly, the Company is exempt from Rule 15c3-3 under the Securities Exchange Act of 1934.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company is engaged in a single line of business as a broker-dealer, which comprises acting as an agent to facilitate customers' purchases and sales of securities, primarily mutual funds and variable life annuities.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Securities Owned

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Proprietary securities are recorded at fair value in accordance with FASB ASC 320, *Investments – Debt and Equity Securities.*

Securities Transactions and Commissions

Securities transactions and commission revenues and related expenses are recorded on a settlement date basis. At December 31, 2016, management considers all commissions receivable as collectible; therefore, an allowance for uncollectible amounts is not necessary.

Income Taxes

The Company is treated as a C Corporation for federal income tax purposes. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an even occurs that requires a change.

Subsequent Events

Management's review of subsequent events was through February 27, 2017, which is the date the financial statements were available to be issued.

NOTE C – RELATED PARTIES

The Company is affiliated with DesPain Investment Solutions, Ltd., through common ownership. DesPain Investment Solutions, Ltd. provides investment advice and receives referral fees from the Company. In addition, certain employees of DesPain Investment Solutions, Ltd provide services for the Company free of charge. During 2016, the Company paid DesPain Investment Solutions, Ltd. referral fees of $387,500.

The Company leases its offices from the Company's stockholder. Rent paid for the office space for 2016 amounted to $42,000.

NOTE D – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2016, the Company had net capital of $245,404, which was $240,404 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .03 to 1.

The Company is exempt from the provisions of SEC Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) of the Rule. As an introducing broker, the Company clears customer transactions on a fully-disclosed basis with Saxony Securities, Inc.

NOTE E – RECEIVABLES AND PAYABLES

Amounts receivable and payable at December 31, 2016, consist of the following:

	Receivable	Payable
Fees and commissions receivable/payable	$ 40,658	$ 7,574

NOTE F – INCOME TAXES

The current and deferred portions of the income tax expense included in the statement of operations as determined in accordance with FASB ASC 740 are as follows:

Current	$ 2,351
Deferred	-
Total	$ 2,351

The deferred tax provision results from valuing securities owned at fair value for financial reporting purposes and at book value for tax purposes.

The Company is no longer subject to federal, state, or local tax examinations by taxing authorities for years before 2010.

NOTE G- SECURITIES OWNED

Cost and fair value of marketable equity securities at December 31, 2013 are as follows:

	Fair Value Level	Cost	Unrealized Gain	Fair Value
Equity Securities	1	$ 99,653	$ 3,623	$103,276

Available for sale securities are carried in the financial statements at fair value. Investment income for 2016 includes unrealized gain of $ 6,754, and interest and dividend income of $ 4,524.

NOTE H – CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE I – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company's customers' accounts are carried by the carrying broker-dealer. Execution and clearing services are also performed by the carrying broker dealer. The agreement between the Company and the carrying broker-dealer stipulates that all losses resulting from the Company's customer' inability to fulfill their contractual obligation are the responsibility of the Company.

NOTE J – SIPC ANNUAL ASSESSMENT

The Company is a member of the Securities and Investor Protection Corporation and has remitted all required assessments.

SUPPLEMENTARY INFORMATION

DESPAIN FINANCIAL CORPORATION
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2016

Net Capital		
Total stockholder's equity qualified for net capital		$ 269,058
Add: Other (deductions) deferred income taxes payable		-
Total capital and allowable subordinated borrowings		269,058
Deductions from Capital		
Securities not considered readily marketable		3,000
Net capital before haircuts on securities positions		266,058
Haircuts on securities:		
Trading and investment securities	15,491	
Undue concentration	4,122	
Money market funds	1,041	20,654
Net Capital		$ 245,404
Aggregate Indebtedness		
Items included in statement of financial condition:		
Accrued commissions payable		$ 7,574
Total Aggregate Indebtedness		$ 7,574
Basic Net Capital Requirement		
Minimum dollar net capital requirement		$ 5,000
Excess Net Capital		$ 221,839
Percentage of aggregate indebtedness to net capital		3.09%
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2016):		
Net capital, as reported in Company's Part II (unaudited) FOCUS report		$ 239,507
Change in undue concentration deduction		2,004
Adjustments for income taxes		3,893
Net capital per above		$ 245,404
Aggregate indebtedness, as reported in Company's Part II (unaudited) FOCUS report		$ 7,574
		-
Aggregate indebtedness per above		$ 7,574

DESPAIN FINANCIAL CORPORATION
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2016

An exemption to the requirements of Rule 15c3-3 is claimed under the provisions of Rule 15c3-3(k)(2)(ii), in that all customer monetary and security receipts by the Company are promptly transmitted in accordance with applicable regulations and that all customer security transactions are cleared through Saxony Securities, on a fully disclosed basis.

DESPAIN FINANCIAL CORPORATION
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2016

An exemption to the requirements of Rule 15c3-3 is claimed under the provisions of Rule 15c3-3(k)(2)(ii), in that all customer monetary and security receipts by the Company are promptly transmitted in accordance with applicable regulations and that all customer security transactions are cleared through Saxony Securities, on a fully disclosed basis.